SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MISONIX, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

Mr. Stavros G. Vizirgianakis

No. 16 Idle Wild, 33 Outspan Road

Riverclub

Gauteng

2191

South Africa

Telephone: 0027823791881

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

August 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 604871103

1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stavros G. Vizirgianakis

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and South Africa

NUMBER OF	7)	SOLE VOTING POWER
SHARES		472,109
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		472,109
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
472,109

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0 (1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 7,789,385 shares outstanding at May 5, 2016, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on May 5, 2016.

Stavros G. Vizirgianakis hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2012, as amended by Amendment No. 1 filed with the SEC on May 10, 2013, and as further amended by Amendment No. 2 filed with the SEC on June 18, 2014 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of MISONIX, INC., a New York corporation (the “Company”). The Company's principal executive offices are located at 1938 New Highway, Farmingdale, New York 11735.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by inserting the following text as the last full paragraph thereof:

“On August 26, 2016, pursuant to the request of the Board of Directors of the Company, Mr. Vizirgianakis agreed to serve, on an unpaid basis, as the Company’s interim Chief Executive Officer, effective September 2, 2016. The Company and Mr. Vizirgianakis are in negotiations for Mr. Vizirgianakis to accept employment as the Company’s full-time Chief Executive Officer.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Mr. Vizirgianakis beneficially owns (as defined by Rule 13d-3 under the Act) 472,109 shares, or 6.0% of the shares, of Common Stock outstanding as of May 5, 2016. 22,500 of such shares of Common Stock are issuable upon the exercise of vested options to purchase shares of Common Stock granted to Mr. Vizirgianakis under the Company’s stock option plans.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Mr. Vizirgianakis has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 472,109 shares of Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2016

/s/ Stavros G. Vizirgianakis
Stavros G. Vizirgianakis